Exhibit 99.1

Press Release

For immediate release

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

(NASDAQ: BANL)

CBL International Limited Announces $1.375 million

Private Placement to Enhance Port Network and

Alternative Energy Development

Hong Kong, August 22, 2024 (GLOBE NEWSWIRE) — CBL International Limited (the “Company” or “CBL”) (NASDAQ: BANL), the listing vehicle of Banle Group (“Banle” or “the Group”), a reputable marine fuel logistic company in the Asia-Pacific region, today announced the completion of a private placement with an accredited investor (the “Purchasers”) that was signed and disclosed on July 22, 2024. This transaction is part of the Group’s broader strategy to enhance its service offerings in port network development and alternative energy sectors.

As of August 22, 2024, the Company has fulfilled the closing conditions stipulated in the Securities Purchase Agreement, completed the issuance of 2,500,000 shares of common stock, and received gross proceeds of approximately $1.375 million before deducting any offering expenses payable by the Company.

The net proceeds from this private placement will be utilized to further fund CBL’s network development, advance alternative energy and biofuel supply development, and provide capital for future acquisitions as well as working capital and general corporate purposes.

Mr. Teck Lim Chia, Chairman & CEO of Banle Group, commented, “The completion of this capital raise is a positive step forward for CBL. The investment which has no warrants reflects investor’s confidence in our strategic direction and will be used to support the growth of our new energy and biofuel projects, further strengthening our position in these markets.”

The Securities Purchase Agreement was structured to facilitate the long-term stability and growth of the Company. To ensure a smooth and orderly transition during the initial investment phase, certain provisions have been incorporated to temporarily restrict the transfer of shares.

In connection with the private placement, CBL has also entered into a Registration Rights Agreement with the Purchasers. Under this agreement, CBL will seek to file a registration statement with the Securities and Exchange Commission (SEC) within 30 days following the closing of the private placement. The Company is committed to using commercially reasonable efforts to have the registration statement declared effective as soon as reasonably practicable.

The shares of common stock issued in the private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For more information about this transaction, please refer to the Company’s Current Report on Form 6-K filed with the SEC, which includes the full text of the Securities Purchase Agreement and the Registration Rights Agreement.

About the Banle Group

CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company based in the Asia Pacific region that was established in 2015. We are committed to providing customers with one stop solution for vessel refuelling. Banle Group’s business activities are primarily focused in over 55 major ports covering Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Singapore, Taiwan, Thailand, Turkey and Vietnam, as of 15 May 2024. The Group actively promotes the use of alternative fuels and is awarded with the ISCC EU and ISCC Plus certifications.

For more information about our company, please visit our website at: https://www.banle-intl.com.

Forward-Looking Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “plan,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of BANL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BANL. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, markets, financial, political and legal conditions, geopolitical disruptions and other events that result in material changes in fuel prices. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com

Strategic Financial Relations Limited

Shelly Cheng	Tel：(852) 2864 4857
Iris Au Yeung	Tel：(852) 2114 4913
Email:	sprg_cbl@sprg.com.hk